
January 22, 2015

Via E-mail
Mr. Min Xu
Chief Financial Officer
UTStarcom Holdings Corp.
Union 7, Level 23, One Island East,
18 Westlands Road
Hong Kong

> **Re:** **UTStarcom Holdings Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 18, 2014**
> **Response dated December 18, 2014**
> **File No. 001-35216**

Dear Mr. Xu:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Note 3 – Divestitures, page F-29

iTV Media Inc or iTV, pages F-38 and F-40

1.   We note your response to comments 1 and 2. Please tell us your consideration of Jack Lu, Lin Song, Jason Sun, or any other decision makers (e.g., Board Members, Officers), as de facto agents of both IPTV and iTV. Refer to ASC 810-10-25-42 and 43.

2.   Please identify the activities that most significantly impact the economic performance of both IPTV and iTV. Additionally, please clarify for us who has the power to direct those activities. If the power is unilateral, so indicate.

3.　　It appears that virtually all of the financing for IPTV and iTV has been provided by you. Please tell us how you considered the guidance in ASC 810-10-25-38G in your determination of primary beneficiary.

4.　　With regard to iTV, tell us how you considered your unilateral right, as holder of majority of outstanding preference shares, to "change the business scope of any group company", and approval right over iTV's ability to incur indebtedness exceeding $5m in aggregate associated with convertible bond agreement, in the assessment of your power.

5.　　Please clarify whether you have any substantive kick-out rights as they relate to IPTV and iTV, and if applicable, please identify any substantive kick-out or participatory rights that might prevent you from exercising that power.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Kenya Gumbs, Senior Staff Accountant, at 202-551-3373 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3486 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director